                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No.1 )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No.1 )*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No.1 )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                        PHOENIX INVESTMENT PARTNERS, LTD
                                (Name of Issuer)


                     Common Stock, Par Value $.01 PER SHARE
                         (Title of Class of Securities)

                                    719085102
                                 (CUSIP Number)



                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                  MARCH 1, 2000
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  719085102
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                               TBC has sole voting power with
                               respect to 1,367,758 shares held in
                               certain TBC Accounts (as hereinafter
                               defined). Additionally, certain of
                               the Members of TBC may be deemed to
                               have sole power to vote certain
                               shares as more fully set forth herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                 0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              0 shares, except that certain of the
                              Members of TBC may be deemed to have
                              sole power to vote certain shares as
                              more fully set forth herein.

                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              1,929,312 shares held in accounts of
                              TBC (as hereinafter defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      1,929,312 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [x]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      4.38%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      BD, IA & 00

CUSIP No.  719085192
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
          WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power 221,560 shares,
                              except that the general partners in
                              TBK, solely by reason of their
                              positions as such, may be deemed to
                              have shared power to vote these
                              shares.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                 0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              221,560 shares, except that the general
                              partners in TBK, solely by reason of
                              their positions as such may be
                              deemed to have shared power to vote
                              these shares.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         221,560 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.50%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN

CUSIP No.  719085102
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware

--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                              20,000 shares, except that the general
                              partners in Vanderbilt, solely by
                              reason of their positions as such
                              may be deemed to have shared power
                              to vote these shares.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                 0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              20,000 shares, except that the general partners in
                              Vanderbilt, solely by reason of their positions as
                              such, may be deemed to have shared power to vote
                              these shares.
                        --------------------------------------------------------
                        (10) Shared Dispositive Power
                              0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      20,000 shares

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.04%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN

PRELIMINARY NOTE

         The persons filing this Schedule 13D are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated February 8, 1999 (the "TBC Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 1 relates to the Common Stock, $.01 par value (the "Common Stock"), of Phoenix Investment Partners, Ltd. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1 is a company organized under the laws of Delaware with its principal executive offices located at 56 Prospect Street, Hartford, CT 06115-0480.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         This Amendment No. 1 is being filed because the filing persons are no longer subject to the filing requirements under Section 13(d)(3) of the Securities Exchange Act (the "Act"), as a result of the disposition of its respective shares of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2,3,4,6, and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,929,312 shares of Common Stock, which constitutes approximately 4.38% of the 44,000,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.


         Also included in the TBC Shares are 475 shares of Common Stock held in a TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and a general partner in TBK and Vanderbilt.

         As of the date hereof, TBK beneficially owns directly 221,560 shares of Common Stock, which constitutes approximately 0.50% of the 44,000,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 20,000 shares of Common Stock, which constitutes approximately 0.04% of the 44,000,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 2,170,872 shares, which constitutes approximately 4.93% of the 44,000,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 2,170,872 shares, which constitutes approximately 4.93% of the 44,000,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 221,560 shares of Common Stock which constitutes approximately 0.50% of the 44,000,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 1,929,312 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,367,758 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 1,367,758 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by TBK and Vanderbilt during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC are set forth below:

                         NO OF SHARES                           PRICE
TBC ACCOUNTS                 SOLD                             PER SHARE

01/04/00                     400                              $ 7 1/4
01/07/00                     620                              $ 7 1/16
01/18/00                     665                              $ 7 1/16
01/19/00                     345                              $ 7 1/16
01/21/00                   2,705                              $ 6  3/4
01/24/00                   1,045                              $ 7 1/4
01/26/00                     825                              $ 6 13/16
01/27/00                   1,229                              $ 6 13/16
02/07/00                   1,775                              $ 6 5/8
02/09/00                     430                              $ 7 1/16
02/10/00                   1,625                              $ 7.0404
02/14/00                   2,440                              $ 7
02/15/00                     265                              $ 7 1/18
02/23/00                  15,030                              $ 7.0387
02/25/00                   5,095                              $ 6 7/8
02/29/00                   4,100                              $ 6 15/10
03/01/00                     785                              $ 7 3/16


         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of the Common Stock on March 1, 2000.

                                   SIGNATURE


         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

                                            TWEEDY, BROWNE COMPANY LLC



                                            By /s/ Christopher H. Browne
                                              -----------------------------
                                              Christopher H. Browne
                                              Member



                                            TBK PARTNERS, L.P.



                                            By /s/ Christopher H. Browne
                                              -----------------------------
                                               Christopher H. Browne
                                               General Partner



                                            VANDERBILT PARTNERS, L.P.



                                            By /s/ Christopher H. Browne
                                              -----------------------------
                                               Christopher H. Browne
                                               General Partner











Dated: March 9, 2000